                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  2 )*
                                              ---

                         United Fire & Casualty Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock $3.33 1/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    910331107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
   CUSIP NO.   910331107
----------------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Mildred R. McIntyre
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)

                                                              a. [_]
                                                              b. [_]
      Not Applicable
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
   Number of         5.   Sole Voting Power

    Shares                1,117,356
                   -------------------------------------------------------------
 Beneficially        6.   Shared Voting Power

   Owned by               0
                   -------------------------------------------------------------
     Each            7.   Sole Dispositive Power

   Reporting              1,117,356
                   -------------------------------------------------------------
    Person           8.   Shared Dispositive Power

     With                 0
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,117,356
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

       Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      11.13%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

----------------------------
CUSIP NO.   910331107
----------------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)

                                                              a. [_]
                                                              b. [_]
      Not Applicable
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      State of Iowa
--------------------------------------------------------------------------------
   Number of         5.   Sole Voting Power

    Shares                584,111
                   -------------------------------------------------------------
 Beneficially        6.   Shared Voting Power

   Owned by               0
                   -------------------------------------------------------------
     Each            7.   Sole Dispositive Power

  Reporting               584,111
                   -------------------------------------------------------------
    Person           8.   Shared Dispositive Power

     With                 0
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      584,111
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

       Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.82%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

----------------------------
CUSIP NO.   910331107
----------------------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Trust under the will of John Scott McIntyre        42-6276985
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)

                                                              a. [_]
                                                              b. [_]
      Not Applicable
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      State of Iowa
--------------------------------------------------------------------------------
   Number of         5.   Sole Voting Power

    Shares                533,245
                   -------------------------------------------------------------
 Beneficially        6.   Shared Voting Power

   Owned by               0
          -------------------------------------------------------------
     Each            7.   Sole Dispositive Power

  Reporting               533,245
             -------------------------------------------------------------
    Person           8.   Shared Dispositive Power

     With                 0
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      533,245
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

       Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      5.31%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

Item 1(a)     Name of Issuer:
              United Fire & Casualty Company

Item 1(b)     Address of Issuer's Principal Executive Offices:
              118 Second Avenue SE
              Cedar Rapids, Iowa 52401

Item 2(a)     Name of Person Filing:
              The persons filing this Schedule 13G are:
              (1)   Mildred R. McIntyre
              (2) Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
              (3)   Trust under the will of John Scott McIntyre
              * Attached to this Schedule 13G as "Exhibit A" is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)     Address of Principal Business Office or, if none, Residence:
              2115 First Avenue SE, #2217
              Cedar Rapids, Iowa 52402

Item 2(c)     Citizenship:
              Mildred R. McIntyre is a citizen of the United States of America. The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under the will of John Scott McIntyre were formed under the laws of the State of Iowa.

Item 2(d)     Title of Class of Securities:
              Common Stock $3.33 1/3 par value

Item  2(e)    CUSIP Number:
              910331107

Item 3 If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [_] An investment adviser in accordance with (S)
                  240.13d-1(b)(1)(ii)(E);

         (f)  [_] An employee benefit plan or endowment fund in accordance with
                  (S) 240.13d-1(b)(1)(ii)(F);


         (g)  [_] A parent holding company or control person in accordance with
                  (S) 240.13d-1(b)(1)(ii)(G);


         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


         (i) [_] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

Item 4   Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned.

     Mildred R. McIntyre is the beneficial owner of 1,117,356 shares of Common Stock of the Company, consisting of (i) 584,111 shares held by the Mildred

         Reynolds McIntyre Revocable Trust dated September 15, 1992, of which Ms. McIntyre is the Trustee, and (ii) 533,245 shares held by the Trust under the will of John Scott McIntyre, of which Ms. McIntyre is the Trustee.

         The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 is the direct owner of and thus is beneficial owner of 584,111 shares of Common Stock of the Company.

         The Trust under the will of John Scott McIntyre is the direct owner of and thus is beneficial owner of 533,245 shares of Common Stock of the Company.

     (b) Percent of class

         The 1,117,356 shares reported as beneficially owned by Mildred R. McIntyre constitute 11.13% of the issued and outstanding shares of Common Stock of the Company on December 31, 2002. The 584,111 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 constitute 5.82% of the issued and outstanding shares. The 533,245 shares held by the Trust under the will of John Scott McIntyre 5.31% of the issued and outstanding shares.

     (c) Number of shares to which the person has:

         a. Mildred R. McIntyre

               i.     Sole power to vote or to direct the vote:                1,117,356
              ii.     Shared power to vote or to direct the vote:                      0
             iii.     Sole power to dispose or to direct the disposition of:   1,117,356
              iv.     Shared power to dispose or to direct the disposition of:         0

         b. The Mildred Reynolds McIntyre Revocable Trust dated September 15,
            1992

               i.     Sole power to vote or to direct the vote:                  584,111
              ii.     Shared power to vote or to direct the vote:                      0
             iii.     Sole power to dispose or to direct the disposition of:     584,111
              iv.     Shared power to dispose or to direct the disposition of:         0

         c. Trust under the will of John Scott McIntyre

               i.     Sole power to vote or to direct the vote:                  533,245
              ii.     Shared power to vote or to direct the vote:                      0
             iii.     Sole power to dispose or to direct the disposition of:     533,245

         iv.  Shared power to dispose or to direct the disposition of:   0

Item 5   Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

         Not applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8   Identification and Classification of Members of the Group

         Not applicable.

Item 9   Notice of Dissolution of a Group

         Not applicable.

Item 10  Certification

         Not applicable

                [THE REST OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

___________________________________     ________________________________________
Dated                                   Mildred R. McIntyre


___________________________________     Mildred Reynolds McIntyre Revocable
Dated                                   Trust dated September 15, 1992


                                        By: ____________________________________
                                            Mildred R. McIntyre, Trustee


___________________________________     Trust under the Will of John Scott
Dated                                   McIntyre


                                        By: ____________________________________
                                            Mildred R. McIntyre, Trustee

                            EXHIBIT A TO SCHEDULE 13G

                             JOINT FILING AGREEMENT

Mildred R. McIntyre, individually, the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under the will of John Scott McIntyre hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

February 13, 2003                       /s/ Mildred R. McIntyre
-----------------------------------     ----------------------------------------
Dated                                   Mildred R. McIntyre


February 13, 2003                       Mildred Reynolds McIntyre Revocable
------------------------------------    Trust dated September 15, 1992
Dated



                                        By: /s/ Mildred R. McIntyre
                                           -------------------------------------
                                            Mildred R. McIntyre, Trustee


February 13, 2003                       Trust under the Will of John Scott
------------------------------------    McIntyre
Dated


                                        By: /s/ Mildred R. McIntyre
                                           -------------------------------------
                                            Mildred R. McIntyre, Trustee

                            EXHIBIT B TO SCHEDULE 13G

                               MILDRED R. MCINTYRE

The Reporting Persons filing jointly on this Amendment No. 2 filed Amendment No. 1 to Schedule 13G on February 14, 2002.

Schedule A shows current ownership and transactions from December 31, 2001 to December 31, 2002, for the Reporting Persons. Please note the following with respect to these transactions:

   . All transactions reported as "gifts given" were gifts given by Mrs. McIntyre to her children, grandchildren or great-grandchildren.

   . All transactions reported as transfers were transfers from the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 to Mrs. McIntyre. These transfers were made so that the gifts to children, grandchildren and great-grandchildren would come directly from Mrs. McIntyre, instead of from the trust.

SCHEDULE A

                                                      Trustee, Mildred R.        Trustee, Trust under the
                           Mildred R. McIntyre        McIntyre Revocable            will of John Scott
  Date    Description          Individually                 Trust                        McIntyre
---------------------------------------------------------------------------------------------------------
                                           Total                      Total                      Total
                        Transaction       Shares    Transaction      Shares      Transaction     Shares
                           Amount          Owned       Amount         Owned        Amount        Owned
---------------------------------------------------------------------------------------------------------
12/31/01  as reported                          0                    595,801                     533,245
02/12/02     transfer      10,400         10,400      (10,400)      585,401
02/12/02   gift given     (10,400)             0
07/19/02     transfer       1,290          1,290       (1,290)      584,111
07/19/02   gift given      (1,290)             0
---------------------------------------------------------------------------------------------------------
Total                                          0                    584,111                     533,245